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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    ---------

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                              CHASE INDUSTRIES INC.
             (Exact name of registrant as specified in its charter)


                DELAWARE                               51-0328047
        (State of incorporation                     (I.R.S. Employer
            or organization)                     Identification Number)

         14212 COUNTY ROAD M-50
            MONTPELIER, OHIO                              43543
(Address of principal executive offices)                (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


       Title of each class                       Name of each exchange or which
       to be so registered                       each class is to be registered
       -------------------                       ------------------------------

RIGHTS TO PURCHASE SERIES A JUNIOR
PARTICIPATING PREFERRED STOCK, PAR
       VALUE $.01 PER SHARE                        NEW YORK STOCK EXCHANGE

Securities to be registered pursuant to Section 12(g) of the Act:  None



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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On December 26, 2000, the Board of Directors of Chase Industries Inc. (the "Company"), authorized the issuance of one preferred share purchase right (a "Right") with respect to each outstanding share of common stock, $0.01 par value (the "Common Shares"), of the Company. The rights were issued on January 5, 2001, to the holders of record of Common Shares on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $.01 par value (the "Preferred Shares"), of the Company at a price of $30 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of December 28, 2000, between the Company and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent (the "Rights Agent").

         Detachment of Rights; Exercise. Initially, the Rights will attach to all Common Share certificates representing outstanding shares and no separate Right Certificate will be distributed. The Rights will separate from the Common Shares and a "Distribution Date" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person, or (ii) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person, subject to the right of the Board of Directors to defer the occurrence of a Distribution Date upon the occurrence of an event described in this clause (ii).

         In general, a person becomes an Acquiring Person if such person or a group of which such person is a member acquires beneficial ownership of 20% or more of the Company's outstanding voting common stock, or any additional shares of the Company's common stock in the case of any person or group that owned 20% or more of the Company's outstanding voting common stock as of December 26, 2000. Holders of shares of Chase Industries nonvoting common stock are deemed to have beneficial ownership of the number of shares of voting common stock into which such nonvoting shares are convertible.

         Until the Distribution Date (or earlier redemption or expiration of the Rights) (i) the Rights will be evidenced, with respect to any of the Common Shares outstanding on January 5, 2001, by the certificates representing such Common Shares with a copy of the Summary of Rights attached thereto, (ii) the Rights will be transferred with and only with the Common Shares, (iii) new Common Share certificates issued after January 5, 2001, upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference, and (iv) the surrender for transfer of any certificates for Common Shares outstanding as of January 5, 2001, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

         As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on December 26, 2010 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

         If a person or group were to become an Acquiring Person, then each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of Common Shares (or under certain circumstances, receive the equivalent number of one one-thousandths of a Preferred Share or other assets or securities of the Company) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right.

         If at any time after a person or group of affiliated or associated persons becomes an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power were sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares

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of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

         Preferred Shares. The dividend and liquidation rights, and the non-redemption feature, of the Preferred Shares are designed so that the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right will approximate the value of one Common Share. The Preferred Shares issuable upon exercise of the Rights will be non-redeemable and rank junior to all other series of the Company's preferred stock. Each whole Preferred Share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (i) $0.01 in cash, or (ii) 1,000 times the dividend declared on each Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to receive a preferential liquidation payment equal to the greater of (i) $10.00 per share, or (ii) an amount per share equal to 1,000 times the payment made on each Common Share. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged for or changed into other stock or securities, cash or other property, each whole Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. Each whole Preferred Share shall be entitled to 1,000 votes on all matters submitted to a vote of the stockholders of the Company, and Preferred Shares shall generally vote together as one class with the Common Stock, and any other capital stock, entitled to vote thereon on all matters submitted to a vote of stockholders of the Company.

         The offer and sale of the Preferred Shares issuable upon exercise of the Rights will be registered with the Securities and Exchange Commission and such registration will not be effective until the Rights become exercisable.

         Antidilution and Other Adjustments. The number of one one-thousandths of a Preferred Share or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution.

         The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Exchange Option. At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and before the acquisition by a person or group of 50% or more of the outstanding shares of voting common stock, the Board of Directors may, at its option, issue Common Shares (or Preferred Shares) in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one Common Share (or one one-thousandth of a Preferred Share) for each Right then outstanding.

         Redemption of Rights. At any time prior to the time that a person or group has become an Acquiring Person, the Board of Directors of the Company may redeem all but not less than all the then outstanding Rights at a price of $0.0001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         No Rights as Stockholder. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         Amendment of Rights. The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the first public announcement that a person or group has become an Acquiring Person, no such amendment may materially and adversely affect the interests of the holders of the Rights other than the Acquiring Person and transferees of the Acquiring Person.

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         Nonvoting Common Shares. Upon any exercise or exchange of Rights distributed with respect to nonvoting shares of common stock of the Company, at the option of the Company or the holder of such Rights, shares of nonvoting securities of the Company may be issued in lieu of any shares of voting securities of the Company otherwise issuable with respect to the Rights, which nonvoting securities shall be convertible into voting securities of the Company to the same extent as the shares of nonvoting common stock are convertible into voting common stock.

         The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, Certificate of Designation of Series A Junior Participating Preferred Stock, form of Right Certificate, form of the Summary of Rights and the specimen of the legend to be placed on new Common Share Certificates which are filed as exhibits hereto and incorporated herein by reference.

ITEM 2. EXHIBITS.

3.1 Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998), as amended by the Certificate of First Amendment to the Company's Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated May 14, 1997) and Certificate of Second Amendment to the Company's Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated May 26, 1998).

3.2 By-Laws of the Company (incorporated by reference to Exhibit 99.5 to the Company's Current Report on Form 8-K dated December 26, 2000, filed with the Securities and Exchange Commission on January 4, 2001).

4.1. Rights Agreement, dated as of December 28, 2000, between the Company and Mellon Investor Services LLC, as Rights Agent, specifying the terms of the Rights, which includes the form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 26, 2000, filed with the Securities and Exchange Commission on January 4, 2001).

4.2. Certificate of Designation of Series A Junior Participating Preferred Stock setting forth the terms of the Series A Junior Participating Preferred Stock, par value $.01 per share.

4.3. Form of Right Certificate (included as Exhibit B to the Rights Agreement filed as Exhibit 4.1 hereto). Pursuant to the Rights Agreement, printed Right Certificates will not be delivered until as soon as practicable after the Distribution Date.

4.4. Form of Summary of Rights to Purchase Preferred Shares (included as Exhibit C to the Rights Agreement filed as Exhibit 4.1 hereto) which, together with certificates representing the outstanding Common Shares of the Company, shall represent the Rights prior to the Distribution Date.

4.5. Specimen of legend to be placed, pursuant to Section 3(d) of the Rights Agreement, on all new Common Share certificates issued by the Company after January 5, 2001 and prior to the Distribution Date upon transfer, exchange or new issuance.

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                           CHASE INDUSTRIES INC.



Date:  January 5, 2001                     By:    /s/ Martin V. Alonzo
                                              ----------------------------------
                                           Name:  Martin V. Alonzo
                                           Title: President and Chief Executive
                                                  Officer



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                                  EXHIBIT INDEX

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------

  3.1 Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form
          10-Q for the quarter ended June 30, 1998), as amended by the Certificate of First Amendment to the Company's Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated May 14, 1997) and
          Certificate of Second Amendment to the Company's Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated May 26, 1998).

  3.2 By-Laws of the Company (incorporated by reference to Exhibit 99.5 to the Company's Current Report on Form 8-K dated December 26, 2000, filed with the Securities and Exchange Commission on January 4, 2001).

  4.1. Rights Agreement, dated as of December 28, 2000, between the Company and Mellon Investor Services LLC, as Rights Agent, specifying the terms of the Rights, which includes the form of Certificate of Designation of Series A Junior Participating Preferred Stock as
          Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights to Purchase Preferred Shares as Exhibit C
          (incorporated herein by reference to Exhibit 99.1 to the Company's
          Current Report on Form 8-K dated December 26, 2000, filed with the
          Securities and Exchange Commission on January 4, 2001).

  4.2.    Certificate of Designation of Series A Junior Participating Preferred
          Stock setting forth the terms of the Series A Junior Participating
          Preferred Stock, par value $.01 per share.

  4.3.    Form of Right Certificate (included as Exhibit B to the Rights
          Agreement filed as Exhibit 4.1 hereto). Pursuant to the Rights
          Agreement, printed Right Certificates will not be delivered until as soon as practicable after the Distribution Date.

  4.4.    Form of Summary of Rights to Purchase Preferred Shares (included as
          Exhibit C to the Rights Agreement filed as Exhibit 4.1 hereto) which, together with certificates representing the outstanding Common Shares of the Company, shall represent the Rights prior to the Distribution
          Date.

  4.5. Specimen of legend to be placed, pursuant to Section 3(d) of the Rights Agreement, on all new Common Share certificates issued by the Company after January 5, 2001 and prior to the Distribution Date upon transfer, exchange or new issuance.